Mail Stop 4561

June 12, 2008

Mr. Robert S. Taubman
President and Chief Executive Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324

      Re: **Taubman Centers, Inc.**
              Form 10-K for the Year Ended December 31, 2007
              Filed February 27, 2008
              Form 10-Q for the Quarter Ended March 31, 2008
              Filed April 30, 2008
              File No. 1-11530

Dear Mr. Taubman:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Note 1 – Summary of Significant Accounting Policies, page F-9

1. We note on page 14 that you consolidate two 50% owned joint ventures. We also note that you began consolidating one of the entities due to the issuance of EITF 04-5 and the amendment to SOP 78-9. Please tell us how you determined that it was appropriate to consolidate these two entities.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief